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                                                                    EXHIBIT 99.1

                              HUGHES SUPPLY, INC.
           AMENDED SENIOR EXECUTIVES' LONG-TERM INCENTIVE BONUS PLAN
                       Adopted by the Board of Directors
                                January 25, 1996


           1. History and Purpose. The Hughes Supply, Inc. Senior Executives' Long-Term Incentive Bonus Plan (the "Long-Term Plan") was adopted by the Board of Directors of Hughes Supply, Inc. (the "Company") on March 15, 1995 as an on-going performance based incentive bonus plan to permit the Board of Directors (the "Board") to provide for incentive compensation to reward key senior executives for achieving specified Company performance goals. The Long-Term Plan was approved by the shareholders of the Company at the Annual Meeting of Shareholders held on May 23, 1995. The Long-Term Plan was amended by the Board on January 25, 1996 to provide for administration of the Long-Term Plan by the Senior Executives Long-Term Incentive Bonus Plan committee and to otherwise amend the Long-Term Plan to permit payments under the Long-Term Plan to qualify for exemption under Securities and Exchange commission Rule 16b-3 ("Rule 16b-3").

           2. Plan Administration. The Long-Term Plan shall be administered by the Senior Executives Long-Term Incentive Bonus Plan Committee (the "Plan Committee") appointed by the Board. The Plan Committee shall consist of not less than two (2) members of the Board. The Board may from time to time remove members from, or add members to the Plan Committee. Vacancies on the Plan Committee, howsoever caused, shall be filled by the Board. The Plan Committee shall elect one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Acts of the Plan Committee taken by a majority of the Plan Committee at a meeting at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Plan Committee, shall be the valid acts of the Plan Committee. Each member of the Plan Committee shall be a "disinterested person" within the meaning of Rule 16b-3.

           The interpretation and construction by the Plan Committee of any provisions of the Long-term Plan or of performance plan adopted thereunder or incorporated therein shall be final. No member of the Plan Committee shall be liable for any action or determination made in good faith with respect to the Long-Term Plan or any performance plan adopted thereunder or incorporated therein.

           3. Operation of the Plan. Under the Long-Term Plan, the Plan Committee, in its sole discretion, may establish separate performance plans for separate performance periods, establish performance goals for such performance periods, designate the participants to participate in such performance plans, and establish the performance plan bonus payments to be made to such participants if the required performance goals are achieved.
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         4.  Performance Periods. The Plan Committee may establish individual performance plans under the Long-Term Plan for any performance period consisting of one or more fiscal years of the Company. Any such performance plan shall be designated by reference to the final Company fiscal year included in the plan for the performance period including the Company's three fiscal years up to and including the 1997 fiscal year is designated under the Long-Term Plan as the "1997 Performance Plan."

         5. Performance Goals. With respect to any performance plan adopted under the Long-Term Plan, the Plan Committee shall determine Company performance goals which must be met during the performance period of that performance plan to entitle a participant in that performance plan to entitle a participant in that performance plan to the payment of a performance plan bonus payment. Such performance goals may be defined with respect to earnings criteria, return on investment, or any other measure of Company performance deemed by the Plan Committee to be relevant to the Board's long-term goals for the overall operation of the Company.

         6. Plan Participants. The Plan Committee shall be solely responsible for designating the participants under each performance plan from among the Company's senior executive management employees which the it considers most instrumental in achieving the required performance goals.

         7. Bonus Payments. In establishing a performance plan the Plan Committee shall also establish the amount of, or method for determining the amount of, and form of payment of, any performance plan bonus payment which would become payable to each participant under that performance plan if the required performance goals are met.

         8. Form of Bonus Payments. Under the Long-Term Plan, the Plan Committee may specify that all or any portion of a performance plan bonus payment may be in shares of common stock of the Company.

         9. Maximum Number of Shares Awarded under the Long Term Plan; Value of Shares Awarded. The maximum aggregate number of shares of common stock which may be paid to participants as performance plan bonus payments under performance plans adopted under the Long-Term Plan shall be 100,000 shares. For any payment of a performance plan bonus payment in shares of common stock, such common stock shall be valued at its fair market value, determined as the closing price of the common stock on the New Your Stock Exchange on the last trading day of the performance period for the subject performance plan (the "Fair Market Value").

         10. Term of Plan; Termination. The term of the Long-Term Plan shall be deemed to have commenced with its adoption by the Board on March 15, 1995 and shall end on the final day of the



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Company's 2003 fiscal year unless terminated earlier by action of the Board. No performance plan may be adopted under the Long-Term Plan which shall extend beyond the stated term of the Long-Term Plan. The Board may terminate the Long-Term Plan at any time provided that any performance plan adopted prior to such termination shall continue in effect until the end of the applicable performance period and the payment of any performance plan bonus payment required thereunder.


         11. Comparable Prior Plans; Incorporation. The Long-Term Plan has been adopted based, in large measure, upon Company's favorable experience with similar ad hoc plans adopted in prior years. Because it is anticipated but not required, that additional performance plans adopted under the Long-Term Plan will be comparable to these prior plans, the Existing Plans (as hereafter defined in Section 12) are expressly incorporated in into the Long-Term Plan. By incorporating the Existing Plans into the Long-Term Plan, the Existing Plans shall be subject to the aggregate limitation of 100,000 shares of common stock for bonus payments under the Long-Term Plan.

         12.      The Existing Plans Incorporated into the Long-Term Plan.

                  (a) On May 24, 1994 and March 15, 1995, respectively, the Board established senior executives' long-term incentive bonus plans for the three fiscal year performance periods ending on January 24, 1997 (the "1997 Performance Plan") and for the three fiscal year performance period ending on the last day of the fiscal year to be ended January 30, 1998 (the "1998 Performance Plan") (collectively, the "Existing Plans"). Each of the Existing Plans is incorporated into the Long-Term Plan. The Long-Term Plan approved by the shareholders at the 1995 Annual Meeting included the Existing Plans incorporated therein.

                  (b) Each of the Existing Plans has been established with performance goals which require continuing growth in the Company's earnings per share during the applicable performance period. The Chief Executive Officer, the President, and the Chief Financial Officer are designated as participants under each of the Existing Plans. The Plan Committee shall have the sole discretion to interpret and apply the performance goals and to approve any payment to the participants under the Existing Plans.

                  (c) Under each of the Existing Plans the plan participants would receive a performance plan bonus payment, depending upon the Company's earnings for the applicable performance period, of from 25% to 100% of base salary for the final year of such performance period. Such performance plan bonus payment, if any, would be paid 50% in cash and 50% in common stock following the end of the final year of the performance period. The number of shares of common stock applicable to such possible aggregate performance plan bonus payments would be the number of


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shares, at the Fair Market Value, represented by 50% of the maximum estimated aggregate amount of such performance plan bonus payments. The Plan Committee shall have the sole discretion to determine the amount of any performance plan bonus payment and the amount of any such performance plan bonus payment payable in stock and the amount of any such bonus plan payment payable in cash under the Existing Plans.

         13. Registration of Plan Bonus Shares. Shares of the Company's common capital stock to be issued pursuant to the Long-Term Plan will be registered under the Securities Act of 1933 if such registration is determined, in the opinion of management of the Company and its legal counsel, to be required or advisable. It is also the intention of the Company to register the shares on the New York Stock Exchange.


         14. Six Month Holding Period Applicable to Rule 16b-3 Exemption. In connection with any performance plan bonus payment under the Long-Term Plan payable in stock the Plan Committee shall advise each participant receiving such payment in stock of the provisions of subparagraph (1) of paragraph (c) of Rule 16b-3 which require the participant to hold such shares of stock for a period of six after the last day of the performance period for which such payment is made as a condition to the availability of the exemption under Rule 16b-3.






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